AMENDMENT TO THE

SUB-ADVISORY AGREEMENT

This AMENDMENT TO THE SUB-ADVISORY AGREEMENT, dated as of March 29, 2017 and effective as of the first business day of the month in which the Department of Labor’s “Fiduciary Rule” becomes applicable is by and between LINCOLN INVESTMENT ADVISORS CORPORATION, a Tennessee corporation (the “Adviser”), and J.P. MORGAN INVESTMENT MANAGEMENT INC., a Delaware corporation (the “Sub-Adviser”).

W I T N E S S E T H:

WHEREAS, Lincoln Variable Insurance Products Trust, (the “Trust”), a Delaware statutory trust, on behalf of its series, the LVIP J.P. Morgan High Yield Fund (the “Fund”) has entered into an Investment Management Agreement with the Adviser pursuant to which the Adviser has agreed to provide investment management services to the Fund, and pursuant to which the Adviser may delegate one or more of its duties to a subadviser pursuant to a written subadvisory agreement;

WHEREAS, the Adviser and the Sub-Adviser are parties to a Sub-Advisory Agreement dated April 30, 2010, as amended from time to time (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to the Fund;

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Sub-Advisory Agreement and it is not required to be approved by the shareholders of the Fund.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	The following provision is added to Section 3 of the Sub-Advisory Agreement, “COMPENSATION TO BE PAID BY THE ADVISER TO THE SUB-ADVISER”:

The Sub-Adviser agrees to waive a portion of the subadvisory fee payable to it with respect to the Fund in an amount equal to the amount of the subadvisory fee attributable to the value of the shares of the Fund that are beneficially owned by retirement plans and IRAs (“Plans”) as part of variable insurance contracts that were sold to the Plans by an affiliate of the Sub-Adviser (“Plan Owned Fund Shares”) The waiver will be calculated by Adviser, based on the average net asset value of the Plan Owned Fund Shares during the previous calendar month as calculated by Adviser. The Adviser will send a statement of its calculation of the waiver to the Sub-Adviser at the time of its payment of the subadvisory fee to the Sub-Adviser.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.	Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants, and conditions of the Subadvisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Subadvisory Agreement.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Agreement as of the date first above written.

LINCOLN INVESTMENT ADVISORS CORPORATION

By:	/s/ Jayson R. Bronchetti
Name: Jayson R. Bronchetti
Title: President

J.P. MORGAN INVESTMENT MANAGEMENT INC.

By:	/s/ Jessica Badillo
Name: Jessica Badillo
Title: Vice President